May 18, 2015

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TRI Pointe Homes, Inc.

Registration Statement on Form S-4 (File No. 333-203440)

Ladies and Gentlemen:

This letter is sent on behalf of TRI Pointe Homes, Inc. (the “Company”) in connection with the above-referenced Registration Statement on Form S-4 (File No. 333-203440) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby respectfully requests that the effective time of the Registration Statement be accelerated to 3:00 p.m., Eastern Time, on May 19, 2015 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

19540 Jamboree Road, Suite 300, Irvine, CA 92612

p. 949.438.1400 f. 949.438.1401

Should you have any questions regarding this request, please contact Michael E. Flynn of Gibson, Dunn & Crutcher LLP at (949) 451-4054 or the undersigned at (949) 438-1400.

Very truly yours,

/s/ Bradley W. Blank
Bradley W. Blank
Vice President, General Counsel and Secretary
TRI Pointe Homes, Inc.

cc:         Michael E. Flynn, Gibson, Dunn & Crutcher LLP

      Brian J. Lane, Gibson, Dunn & Crutcher LLP

[SIGNATURE PAGE TO TRI POINTE HOMES, INC. ACCELERATION REQUEST]